# Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Erik Thuestad, AVP IR, Tel: +47 22544425

Date: 22.02.02

## ORK – Trade subject to notification Elkem

Orkla's Financial Investments area has on 21 February 2002 bought 110,900 shares in Elkem ASA at a price of NOK 180.00 per share. After this transaction Orkla including subsidiaries owns 17,244,061 Elkem-shares, representing 35.0% of the share capital.



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